Filed pursuant to Rule 433
Preliminary Prospectus Supplement filed May 15, 2008 to
Registration Statement No. 333-150431
Date May 27, 2008

This free writing prospectus contains a summary of portions of a bankable feasibility study commissioned by the issuer and conducted in accordance with National Instrument 43-101 standards. A bankable feasibility study is an analysis of a project’s economics (to within certain thresholds of precision) supplied to lenders for the purpose of making financing determinations. National Instrument 43-101 is a rule developed by the Canadian Securities Administrators and administered by the Canadian provincial securities commissions that governs how Canadian issuers disclose scientific and technical information about their mineral projects to the public in Canada.

Bankable feasibility studies prepared in accordance with National Instrument 43-101 are prepared for and in compliance with Canadian securities laws. Therefore, this summary should not be relied upon by U.S. investors without thorough review of the issuer’s registration statement, related prospectus, prospectus supplement and other documents the issuer has filed with the U.S. Securities and Exchange Commission for more complete information about the issuer and the offering to which this free writing prospectus relates.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This free writing prospectus contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to our financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditures, and exploration and development efforts. Words such as “anticipates,” “expects,” “intends,” and similar expressions identify forward-looking statements. These statements include comments regarding:

•	our proposed acquisition of the mill complex from St Andrew Goldfields Ltd., which we refer to as St Andrew and SAS;
•	the establishment and estimates of mineral reserves and resources;
•	production costs, including costs associated with development projects recommended by SRK Consulting in this summary;
•	daily production and mill throughput rates;
•	cash operating costs;
•	grade of ore mined and milled;
•	grade of concentrates produced;
•	anticipated procedures for and methods of development, exploration, and mineral extraction;
•	timing and issue of permits;
•	expansion plans for existing properties;
•	plans for Black Fox, including drilling and other mining techniques;
•	estimates of environmental liabilities;
•	our ability to obtain financing to fund our estimated expenditure and capital requirements; and
•	factors impacting our results of operations.

Although we believe that our plans, intentions and expectations reflected in these forward-looking statements are reasonable, we cannot be certain that these plans, intentions or expectations will be achieved.

SUMMARY OF PORTIONS OF BLACK FOX TECHNICAL REPORT

SRK (US), Inc. (SRK), AMEC Americas Limited (AMEC), and Samuel Engineering, Inc. (SE) were commissioned by Apollo Gold Corporation (Apollo) to prepare a Mineral Resource and Mineral Reserve Estimate compliant with National Instrument 43-101 (NI 43-101) Feasibility Study (FS) of the Black Fox open pit and underground gold project (Black Fox) in Timmins, Ontario, Canada.

The FS considered three milling options for the treatment of open pit and underground ores from Black Fox:

•	Holt Mill - Toll milling up to 2,500tpd ore at St Andrew (SAS) Holt Mill;

•
Stock Mill - Milling up to 1,100tpd at the Stock Mill currently owned by SAS but the subject of a letter of intent signed in March 2008 between Apollo and SAS for Apollo to purchase the mill from SAS; and

•	Black Fox Mill - Design build and operate a 1,500tpd mill at the Black Fox mine.

Given these alternatives, it was determined that the best option for Apollo Gold, given the current understanding of the Black Fox deposit is to operate the Stock Mill at full capacity (nominal 1,100tpd) and toll mill the remaining mine production (nominal 1,400tpd) at the Holt Mill.

The Black Fox Mill, while designed to feasibility-level, will be kept on reserve, until a time when additional reserves are discovered at Black Fox or when other, currently unknown, conditions make the construction of the Black Fox Mill economic.

Property Overview

Black Fox is located approximately 10km east of the town of Matheson, Ontario, Canada on the eastern side of the Porcupine District and approximately 75km east of the Timmins Gold Camp. The project is on the east-west trending 200km Destor-Porcupine Fault Zone (DPFZ). The mine site and its facilities are located on the south side of Highway 101 East. Supplies and services are available in Matheson or Timmins and can be delivered with a 12-hour turnaround.

The Black Fox Project is located east of the Dome Mine, now part of the Porcupine Joint Venture, located in South Porcupine near Timmins, Ontario and approximately 65km west of the Project area. Properties proximal to the Project area include the Clavos, Hislop, Holloway, Holt and Taylor all held by SAS and Ross held by Preston Electrical and Mechanical.

Temperature ranges from 20°C to 33°C during the summer months and -30°C to 10°C during the cooler winter months of October to May. The average precipitation is 873.4mm/yr and ranges between 44.5mm in February to 100.1mm in July.

The property was first explored by Dominion Gulf in 1952 and then by Hollinger in 1962. In 1988, Glimmer Mine Inc. put together the property package using a combination of crown and private lands. In 1989, Noranda Exploration Company Ltd. (Noranda) entered into a joint venture agreement with Glimmer owning 60% of the property. During their ownership, Noranda merged with Hemlo Gold Mines Inc. (Hemlo). Exall purchased the property from Hemlo in April 1996. Apollo acquired a 100% ownership in the fall of 2002 and renamed the property "Black Fox".

Today, the property includes approximately 1,225ha of land of which, 75ha are unpatented federal land, 563ha are owned by Apollo, 129ha are leased by Apollo, 332ha where Apollo has surface rights only, and 126ha where Apollo has mineral rights but no surface rights.

Environmental & Permitting

There are no environmental liabilities at the Black Fox Mine Site. A bond of C$675,000 has been given to the Ontario Ministry of Northern Development and Mines (MNDM) for site remediation for previous mining activities at the Glimmer Mine in accordance with Ontario Regulation 240/00 for Mine Development and Closure under Part VII of the Ontario Mining Act.

The Black Fox Project currently is permitted under the following approvals:

•	Certificate of Approval (C of A) for Industrial Sewage Works 4-0125-96-006;

•	Amended Certificate of Approval - Air - (mine heaters and generators) 3505-56R2JP;

•	Amended Certificate of Approval - Air - (laboratory) 3505-56R2JP;

•	Permit to Take Water (PTTW) - (mine dewatering) 00-P-6025; and

•	Waste Generator Registration ON2142400.

Geology

The Black Fox property is located within Precambrian age metavolcanics and metasedimentary rocks of the Abitibi Greenstone Belt. This is one of the world's largest Archean greenstone belts believed to have formed by a complex history of paired arc volcanism and back arc sediments subsequently deformed during continental collision. The area hosts five main rock groups, most of which have tectonic contacts of varying intensity. These include:

•	Blake River Group;

•	Kinojevis Group;

•	Stoughton-Roquemaure Group (Black Fox Host Units);

•	Hunter Mine Group; and

•	Porcupine Group.

Surface, underground and exploration drilling has delineated five major rock types in the vicinity of the Black Fox mineralization. These include:

•	Mafic volcanic units;

•	Metasediments;

•	Green carbonate schist;

•	Ultramafic volcanics; and

•	Felsic intrusive units.

The Black Fox mineralization is an Archean age, lode gold deposit located within the Abitibi greenstone belt. The characteristics of this deposit type include; greenstone host rocks and gold-bearing quartz-carbonate veins. The veins occur as two main types. The first are arrays and stockworks along faults and shear-zones with a quartz-carbonate laminated fault-fill. The second are widely distributed extensional veins within carbonatized metamorphosed greenstone rocks. These deposits are typically associated with crustal scale compressional faults with a vertical extent of ≤2km and limited metallic zoning (Dubé and Geosselin, 2007).

The Black Fox deposit lies along the DPFZ, a major, east-west trending, deep-seated, crustal fault zone. The DPFZ and its numerous splays are associated with many past and current producing gold mines and gold deposits in the Porcupine Camp. The Stock and Aquarius gold deposits are located immediately west of Black Fox and the Holloway and Holt-McDermott Mines are located immediately to the east. Each of these deposits hosts approximately 800k to 1Moz-Au. The Black Fox deposit is situated midway between two major mines, the Dome-Hoyle Pond and the Holt-Holloway. The Dome-Hoyle Pond deposits located within the same structural regime 65km west, have shown that gold bearing structures can be traced to 1,600m below surface where they remain open at depth. The Holt-Holloway Mine, located approximately 45km to the east has been developed down to 1,200m below surface.

There are several different styles of mineralization in the deposits associated with the DPFZ. The gold mineralization is structurally controlled, in a variety of geological settings. Alteration types include pyritic ankerite-sericite ± silica-albite altered mafic volcanics, green carbonate fuchsitic altered ultramafic volcanics with quartz stockworks, pyritic, porphyritic to syenitic felsic intrusives and multiple stages of quartz veins with free gold. Much of this variation is found at Black Fox.

Mineralization

Gold mineralization at Black Fox occurs mainly within an ankerite alteration zone 1km along strike and 20m to 100m wide. This alteration envelope occurs primarily within komatiitic ultramafics and lesser mafic volcanics within the outer boundaries of the DPFZ. In some areas, the auriferous zones occur as concordant zones, which follow lithological contacts and have been subsequently deformed to slightly discordant zones that are associated with syenitic sills. Other auriferous zones occur in quartz veins and stockworks discordant to lithology (Hoxha and James, 2007).

The three main styles of gold mineralization observed at Black Fox are:

•	Low-sulfide mineralization associated with abundant quartz veining and quartz stockwork within strong ankerite-fuchsite altered ultramafic volcanic rocks;

•	Mineralization hosted within mafic volcanic units associated with >5% pyrite and minor to moderate quartz veining; and

•	Mineralization hosted by silicified felsic dikes.

Lakefield conducted comprehensive bench scale testwork in 1996, followed by a combination of pilot plant studies and related bench scale tests in 1999. Metallurgical testwork performed by demonstrated the Black Fox mineralization to be free-milling and devoid of deleterious elements that could adversely affect the environment or the process. Test results indicated the potential value in deploying a gravity concentration circuit. The program determined the optimum grinds for the West and East Zones to be K80 50μm and K80 30μm respectively. The leach kinetics were found to be most favorable, with 30 hours of leach time being sufficient to achieve optimum results.

The main conclusions developed by the Lakefield work are:

•
The gold mineralization is readily amenable to cyanidation. When grinding in a sodium cyanide solution, approximately 90% of the gold contained in the mill feed is dissolved by the time the pulp has exited the cyclone overflow;

•	The degree of dissolution is dependent on the leach feed grind. Optimum size distribution for west zone ore appears to be 50μm while the East Zone mineralization requires grinding 30 to 40μm;

•	The Bond Ball Mill work index of the ore varies within the range of 14 to 17kWh/t;

•	Gold dissolution is relatively insensitive to variations in leach times over the ranges examined;

•	Black Fox mineralization contains no deleterious elements that could adversely affect operating efficiencies or the environment;

•	To varying degrees, Black Fox mineralization is amenable to gravity concentration; and

•	The ground mineralization exhibits favorable settling characteristics.

Resources & Reserves

The Black Fox deposit has been estimated using a modern block modeling technique. This included proper geologic input, appropriate block model cell size, assay compositing and reasonable interpolation parameters. The results have been validated using three methods including; on screen proofing, rectification to historic production and statistical comparisons between the estimated block grades and the composites used to assign them.

The orientation, proximity to the surface, and geological controls of the Black Fox ore body will require mining of the ore reserves with open pit and underground mining techniques. Hence, ore reserves shown in Table 3 have been subdivided into open pit and underground categories.

Table 3: Open Pit and Underground Ore Reserve Statement

Classification	Category	Resource (kt)	Grade (gpt)	Gold (koz)
	Proven	0	0	0
Open Pit	Probable	4,350	5.2	730
	Proven and Probable	4,350	5.2	730
	Proven	0	0	0
Underground	Probable	2,110	8.8	600
	Proven and Probable	2,110	8.8	600
	Total Proven	0	0	0
Combined	Total Probable	6,460	8.8	1,330
	Total Proven and Probable	6,460	6.4	1,330

These reserves are based on a gold price of US$650/oz. A cut-off grade of 0.9gpt is used in the open pit and 3.0gpt in the underground design.

Mining

The open pit operation designed for a 1,500tpd throughput will primarily use 4m3 and 10m3 hydraulic excavators loading 105t haul trucks. A 6.5m3 front end loader will be used as backup to the excavators and will also be used for loading the backfill for the underground operations. Two drills will be purchased and a third one leased later in the project. The major support equipment will include two dozers, a grader and a water truck. The average stripping ratio based on the mine production schedule is 13:1 (waste to ore) with 4.4Mt or ore grading at 5.21 gpt gold.

Black Fox underground mining will incorporate cut and fill mining, utilizing a mining cross-section of 3m high x 6m wide for the cut and a cemented rock fill (CRF) backfill material. Cut and fill was selected due the versatility of the method to allow the minimal amount of dilution while, meeting the production throughput target of 1,000tpd. Ore from underground will total 2.1Mt at an average grade of 8.8gpt.

Processing

The Stock Mill, which is proposed to be owned and operated by Apollo, has the capability of a throughput of 1,100tpd (396,000tpy) on ore to be processed from the Black Fox mineralization. Metsim computer simulations of the grinding circuit have determined that a series circuit, utilizing an existing third grinding mill along with reconfigured existing cyclones, will produce the optimal grind size at the rate necessary to achieve 1,100tpd. The recovery projections for the Stock mill are 95%, which is considered achievable at the given grind size of P80 = 55μm and leach times in excess of 24 hours. Historic production for the period 1997 to 2000 show recoveries actually achieved as 97.14%.

The Stock Mill includes the conventional unit processes:

•	Primary crushing;

•	Closed circuit, single staged fine crushing;

•	Two staged grinding;

•	Pre-leach thickener and carbon columns;

•	Leach and Carbon-in-Pulp (CIP) circuits;

•	Carbon stripping and electrowinning; and

•	Cyanide destruction.

The Holt Mill is owned by SAS. An agreement is in place to toll-treat Black Fox ores at this facility. The Holt Mill has a nominal 3,000tpd capacity. The agreement calls for the treatment of treat up to 1,400tpd of Black Fox ores. Its flowsheet and characteristics are similar to the Stock Mill, and similar metallurgical recoveries will occur.

Tailings Facility at Stock Mill

Approximately 3.4Mt of ore from Black Fox will be processed at the Stock Mill. Golder Associates Ltd. has recently prepared a pre-feasibility report entitled "Conceptual Design of Phase 4 and 5 Raises, Tailings Management Facility, Stock Mine, Ontario". AMEC conducted a preliminary review of the design report. As some of the important information required to complete the review is not available currently, the design background data and accuracy of the design study cannot be confirmed. The most significant issues involved include:

•	Absence of static liquefaction assessment of tailings, which is a key issue in tailings dams raised by upstream method of construction;

•	Lack of base filter drains or filter blanket to control phreatic surface within the dam (thus, the phreatic surface is likely either to emerge on the dam slope surface or be very close to it); and

•
The design strength values used for the existing and future (improved by preloading) appear to be high (in comparison to the N-values mentioned in the report) for sensitive silty clays that exist in the general area (site specific strength and sensitivity data is not available).

To advance the study to a feasibility level, Apollo has commissioned AMEC to carry out a detailed evaluation of the current concept or develop a new concept for the tailings management at the Stock Mine site and this study is currently in progress.

Conclusions

The Feasibility Study demonstrates that the project is technically feasible and has a robust economic performance with the design and operating criteria used and the assumed gold price projections.

A key factor to the robust economic performance is the recent proposed acquisition of the existing Stock Mill relative to the requisite permitting and equipment lead times for the construction of a new mill.

Recommendations

Black Fox should continue to be developed to the detailed engineering level. The following recommendations for the project should be considered by Apollo:

•	Continue to core drill specific areas of the ore body to further upgrade and extend the geological modeling for the project;

•	Complete Stock Mill tailings testwork;

•	Establish optimal Stock Mill capacity;

•	Complete detailed engineering design work in all areas; and

•	Refine the project implementation schedule.

Estimated cost for these recommendations is US$3.0 million.

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The issuer has filed a registration statement (including a prospectus supplement and related prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement, the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter, agent or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement if you request it by calling toll-free 1-877-465-3484.